Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

VOLUNTARY ANNOUNCEMENT

POLL RESULTS OF THE ANNUAL GENERAL MEETING

Noah Holdings Private Wealth and Asset Management Limited (the “Company”) held an annual general meeting (the “AGM”) on Friday, December 16, 2022 at 10:00 a.m., Hong Kong time (or 9:00 p.m. on Thursday, December 15, 2022, New York time).

References are made to the circular of the Company (the “Circular”) and notice of the AGM both dated November 14, 2022. Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as defined in the Circular.

The matters set forth below were voted on by the Shareholders and approved at the AGM. Detailed descriptions of each resolution (the “Resolution(s)”) are contained in the Circular.

RESOLUTION 1:

(1)	BY WAY OF A SPECIAL RESOLUTION, that the adoption of the revised Articles of Association in substitution for and to the exclusion of the existing Articles of Association, incorporating the amendments as set out in Appendix II to the Circular with effect from the Effective Date be approved.

For	Against	Abstentions

30,760,271	3,343	582

Accordingly, this Resolution was carried as a special resolution.

RESOLUTION 2:

(2)	BY WAY OF AN ORDINARY RESOLUTION, the grant of a repurchase mandate (the “Repurchase Mandate”) to the Board to repurchase Shares and/or ADSs not exceeding 10% of the total number of issued and outstanding Shares of the Company as of the date of passing of this ordinary resolution be approved.

For	Against	Abstentions

30,762,664	1,435	97

Accordingly, this Resolution was carried as an ordinary resolution.

RESOLUTION 3:

(3)	BY WAY OF AN ORDINARY RESOLUTION, the grant of an issuance mandate (the “Issuance Mandate”) to the Board to issue, allot or deal with unissued Shares and/or ADSs not exceeding 20% of the total number of issued and outstanding Shares of the Company as of the date of passing of this ordinary resolution be approved.

For	Against	Abstentions

28,860,096	1,897,800	6,300

Accordingly, this Resolution was carried as an ordinary resolution.

RESOLUTION 4:

(4)	BY WAY OF AN ORDINARY RESOLUTION, that conditional upon passing of resolution numbers 2 and 3 above, the extension of the Issuance Mandate by adding the number of repurchased Shares under the Repurchase Mandate to the total number of Shares and/or ADSs which may be allotted and issued by the Directors pursuant to the Issuance Mandate, provided that such amount shall not exceed 10% of the number of the issued Shares as of the date of passing of this resolution, be approved.

For	Against	Abstentions

27,018,154	3,740,217	5,825

Accordingly, this Resolution was carried as an ordinary resolution.

RESOLUTION 5:

(5)	BY WAY OF AN ORDINARY RESOLUTION, that the adoption of the 2022 Share Incentive Plan with effect from the Effective Date be approved, and the Directors be authorized to do all acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the 2022 Share Incentive Plan, including without limitation:

(a)	to administer or authorize a committee of the Board to administer the 2022 Share Incentive Plan under which Awards will be granted to the Eligible Individuals under the 2022 Share Incentive Plan to subscribe for the Shares and the ADSs of the Company, including but not limited to determining and granting the Awards in accordance with the terms of the 2022 Share Incentive Plan;

(b)	subject to the Hong Kong Listing Rules, to modify and/or amend the 2022 Share Incentive Plan from time to time provided that such modification and/or amendment is effected in accordance with the terms of the 2022 Share Incentive Plan;

(c)	subject to the Hong Kong Listing Rules, to allot and issue from time to time such Shares which shall not in aggregate exceed the lowers of 3,000,000 Shares and 10% of the total number of Shares outstanding as at the date of approval of the 2022 Share Incentive Plan by the Shareholders (the “Scheme Mandate Limit”), as may be required to be allotted and issued pursuant to the exercise of the Awards under the 2022 Plan; and

(d)	to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2022 Share Incentive Plan.

For	Against	Abstentions

27,740,055	2,913,811	110,330

Accordingly, this Resolution was carried as an ordinary resolution.

RESOLUTION 6:

(6)	BY WAY OF AN ORDINARY RESOLUTION, subject to the Hong Kong Listing Rules and conditional upon passing of resolution number 5 above, the Directors be authorized to allot and issue to Service Providers from time to time such Shares which shall be the lower of (i) 60,000 Shares and (ii) such number of Shares representing 2% of the Scheme Mandate Limit, as may be required to be allotted and issued pursuant to the exercise and/or vest of the Awards under the 2022 Share Incentive Plan.

For	Against	Abstentions

27,741,306	2,913,079	109,811

Accordingly, this Resolution was carried as an ordinary resolution.

The total number of the issued and outstanding Shares as of the date of the AGM was 32,145,875 Class A ordinary shares. The total number of the issued and outstanding Shares as of the Shares Record Date was 32,145,875 Class A ordinary shares, which was the total number of Shares entitling the Shareholders to attend and vote for or against the Resolutions at the AGM. A total of 30,764,196 Class A ordinary shares were present virtually or represented by proxy at the AGM, constituting a quorum.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, pursuant to the Hong Kong Listing Rules, no Shareholders were required to abstain from voting on the Resolution numbers 1 to 6 at the AGM and none of the Shareholders had stated their intention in the Circular to vote against or to abstain from voting on the Resolution numbers 1 to 6 at the AGM. In addition, there were (a) no Shares entitling the holders to attend and abstain from voting in favor of the Resolutions numbers 1 to 6 at the AGM as set out in Rule 13.40 of the Hong Kong Listing Rules; and (b) no restrictions on any Shareholders casting votes on the Resolution numbers 1 to 6 at the AGM.

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, acted as the scrutineer at the AGM for the purpose of vote-taking.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, December 16, 2022

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin and Ms. Chia-Yue Chang as Directors: Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive Directors: and Dr. Zhiwu Chen, Ms. May Yihong Wu, Mr. Tze-Kaing Yang and Mr. Jinbo Yao as independent Directors.

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